EXHIBIT (a)(5)(iii)

FOR IMMEDIATE RELEASE

ICAHN COMMENTS ON LIONS GATE’S TRANSACTION WITH DIRECTOR AND SIGNIFICANT SHAREHOLDER, MARK RACHESKY

New York, New York, July 26, 2010

Contact: Susan Gordon (212) 702-4309

On July 20, 2010, hours after Carl C. Icahn and certain of his affiliated entities announced a tender offer to acquire up to all of the issued and outstanding common shares of Lions Gate Entertainment Corp. for $6.50 per share, Lions Gate announced that it had completed what it self-servingly described as a “deleveraging transaction” pursuant to which approximately $100 million of its senior subordinated notes were exchanged for new notes which converted into 16,236,305 common shares of Lions Gate at a price of $6.20 per share.

The Lions Gate press release did not disclose that the exchange of the notes was conducted with Kornitzer Capital Management, Inc., which immediately sold the new notes to an investment fund controlled by Mark Rachesky, a director and significant shareholder of Lions Gate. Rachesky’s fund immediately converted the new notes into an additional 16,236,305 Lions Gate common shares. The Lions Gate press release also did not disclose that as a consequence Mark Rachesky acquired these shares at a bargain price, resulting in an increase in his ownership of Lions Gate common shares from 19.9% to 28.9% of the outstanding shares. All other Lions Gate shareholders were significantly diluted as a result of this transaction. Mark Rachesky is a supporter of Lions Gate’s board of directors and senior management. If allowed to stand, this scheme will insulate the directors and management from having to face a fair election at the upcoming annual meeting of Lions Gate’s shareholders.

Mr. Carl C. Icahn stated: “These transactions, in which the board of directors of Lions Gate provided stock that was acquired by Mark Rachesky at the bargain price of $6.20 per share, after recently advising all Lions Gate shareholders not to accept my previous tender offer of $7.00 per share because the price was allegedly ‘inadequate’, have the effect of insulating the existing directors and management from a proxy fight, as well as enriching one director at the expense of all shareholders. I find this scheme especially reprehensible in light of the fact that the board recently advised shareholders that the shares were worth $8.85 per share. If Lions Gate truly wants to ‘deleverage,’ it should issue its stock in a rights offering open to all shareholders and use the proceeds to retire debt, rather than issue stock to one director, namely Mark Rachesky, at a bargain price. It is interesting to note that Mark Rachesky has a history of attempting to use his power and control to enrich himself and entrench his own position at the expense of other shareholders. In a recent case involving Loral Space & Communications, Inc., the Delaware Court of Chancery invalidated a financing agreement entered into between Loral and one of Rachesky’s investment funds because the agreement was not the product of arm’s-length negotiations and its terms were unfair. Unlike many other shareholders, whom the Lions Gate directors seem to cynically assume must either suffer the board’s rapacious tactics in silence or sell their shares, I am fortunate enough to have significant resources with which to protect my interests, and I will spare no expense in holding the culpable parties responsible for their behavior. We view this transaction as a prime example of scorched earth tactics executed with other people’s money – in this case, the money of Lions Gate shareholders – and they will be met with an equally forceful response.”

The Icahn Group intends to exercise all of the legal rights and remedies available to it with respect to this scheme, which the Icahn Group sees as an improper defensive tactic and abusive of the rights of all other shareholders of Lions Gate. These actions include: (i) a petition which was filed on July 23, 2010 in the Supreme Court of British Columbia requesting, among other things, that the note exchange and the issuance of shares to a fund controlled by Mark Rachesky be set aside; and (ii) a lawsuit being filed today in New York State Supreme Court against Lions Gate, its board of directors, its wholly owned subsidiary, Mark Rachesky and his investment fund, and Kornitzer and its principal John C. Kornitzer, seeking a preliminary and permanent injunction rescinding the note exchange and the issuance of shares to Mr. Rachesky’s fund, prohibiting the defendants from voting their shares in any election of directors or other shareholder vote, and awarding compensatory and punitive damages to the Icahn Group.

The Icahn Group expects that the actions taken by Lions Gate’s board of directors and senior management in planning and carrying out these transactions will be closely scrutinized by the courts and by all applicable regulatory authorities in Canada and the United States. The British Columbia Securities Commission will hold a hearing on the afternoon of July 28, 2010 to consider whether to grant orders against Lions Gate and Rachesky pursuant to the Commission’s statutory jurisdiction to protect the public interest in the capital markets.

The exchange of the notes is a breach of conditions in the Icahn Group’s tender offer, including the condition that Lions Gate not issue any new convertible securities. This breach entitles the Icahn Group to terminate the offer without taking up and paying for any Lions Gate shares deposited under the offer. At this time, the Icahn Group intends to continue the offer in order to determine what relief is granted by the courts and regulators, but reserves the right to terminate the offer for failure of the applicable conditions.

The terms and conditions of the tender offer by Mr. Icahn’s affiliates for up to all of the outstanding common shares of Lions Gate for $6.50 per share in cash, which expires at 8:00 p.m., New York time, on August 25, 2010, are set forth in an Offer to Purchase, Letter of Transmittal and other related materials that are being distributed to holders of the Common Shares and were filed with the SEC as exhibits to the Icahn Group’s Schedule TO and with the Canadian securities authorities on SEDAR. Shareholders with questions about the tender offer may call D.F. King & Co., Inc., the Information Agent, toll-free at 800-859-8511 (banks and brokers call 212-269-5550).

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO PURCHASE NOR A SOLICITATION FOR ACCEPTANCE OF THE OFFER DESCRIBED ABOVE. THE OFFER IS BEING MADE ONLY PURSUANT TO THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED MATERIALS THAT THE ICAHN GROUP HAS FILED WITH THE SEC AS EXHIBITS TO ITS SCHEDULE TO AND WITH THE CANADIAN SECURITIES AUTHORITIES ON SEDAR AND WILL DISTRIBUTE TO HOLDERS OF COMMON SHARES. HOLDERS OF

COMMON SHARES SHOULD READ CAREFULLY THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED MATERIALS BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS OF, AND CONDITIONS TO, THE OFFER. HOLDERS OF COMMON SHARES MAY OBTAIN A FREE COPY OF THE TENDER OFFER STATEMENT ON SCHEDULE TO, THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND OTHER DOCUMENTS THAT THE ICAHN GROUP HAS FILED (1) WITH THE SEC AT THE SEC’S WEB SITE AT WWW.SEC.GOV AND (2) WITH THE CANADIAN SECURITIES AUTHORITIES ON SEDAR AT WWW.SEDAR.COM.

SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY CARL C. ICAHN AND HIS AFFILIATES FROM THE SHAREHOLDERS OF LIONS GATE ENTERTAINMENT CORP. (“LIONS GATE”) FOR USE AT THE NEXT MEETING OF SHAREHOLDERS OF LIONS GATE AT WHICH INDIVIDUALS WILL BE ELECTED TO THE BOARD OF DIRECTORS OF LIONS GATE, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION. WHEN COMPLETED, A DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY WILL BE MAILED TO SHAREHOLDERS OF LIONS GATE AND WILL ALSO BE AVAILABLE AT NO CHARGE AT THE SEC’S WEBSITE AT WWW.SEC.GOV AND ON SEDAR AT WWW.SEDAR.COM. INFORMATION RELATING TO PARTICIPANTS, OTHER THAN BRETT ICAHN, IN SUCH PROXY SOLICITATION IS CONTAINED IN THE SCHEDULE TO FILED WITH THE SEC ON JULY 20, 2010 AND INFORMATION RELATING TO BRETT ICAHN IS CONTAINED IN THE SCHEDULE 14A FILED WITH THE SEC ON JULY 20, 2010.